Exhibit 99.5

GOLD ROYALTY CORP.

(the “Company”)

CERTIFICATE

TO:	British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Nova Scotia Securities Commission
Financial and Consumer Services Commission of New Brunswick
Office of the Superintendent of Securities of Newfoundland and Labrador Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities
Nunavut Securities Office

RE:	The abridgement of time pursuant to National Instrument 54-101 – Communication with beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

In connection with the abridgement of time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s annual general meeting of shareholders to be held on April 20, 2026 (the “Meeting”) and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Andrew Gubbels, Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity, as follows:

(a)	the Company has made arrangements regarding the delivery of proxy-related materials in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of NI 54-101;
(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and
(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement with respect to subsections 2.2(1) and 2.5(1) of NI 54-101.

GOLD ROYALTY CORP.

DATED as of March 20, 2026	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer